

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 18, 2018

Beth S. DeSimone
Executive Vice President and General Counsel
CenterState Bank Corporation
1101 First Street South
Winter Haven, FL 33880

>   **Re: CenterState Bank Corporation**
>   **Registration Statement on Form S-4**
>   **Filed June 8, 2018**
>   **File No. 333-225541**

Dear Ms. DeSimone:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services